CUSIP No.	073677 10 6	SCHEDULE 13D (Amendment No. 9)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  9)*

Beacon Power Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
073677 10 6
(CUSIP Number)
Kenneth M. Socha, Esq.
c/o Perseus, L.L.C.
2099 Pennsylvania Avenue, Suite 900
Washington, D.C. 20006
(202) 452-0101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	073677 10 6	SCHEDULE 13D (Amendment No. 9)

1	NAMES OF REPORTING PERSONS: Perseus Capital, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		342,914**

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		342,914**

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

342,914**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.48%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*    Represents the percentage obtained by dividing (i) 342,914 by (ii) the sum of (a) the number of shares of the Issuer’s Common Stock outstanding as of May 4, 2007, as reported by the Issuer in the Schedule 14A that was filed on May 25, 2007 (70,930,714 shares), and (b) the number of shares issuable upon exercise of the options beneficially held or deemed beneficially held by the Reporting Person described in this Schedule 13D (342,914 shares).
**  Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of Common Stock the Reporting Person could beneficially own, assuming exercise in full of the options held for the benefit of the Reporting Person by certain former members of the Issuer’s board of directors designated by the Reporting Person and Perseus 2000 Expansion, L.L.C.

CUSIP No.	073677 10 6	SCHEDULE 13D (Amendment No. 9)

1	NAMES OF REPORTING PERSONS: Frank H. Pearl (in capacity described herein)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,987,202 ****

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,987,202****

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,987,202****

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.76%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
***   Represents the percentage obtained by dividing (i) 1,987,202 by (ii) the sum of (a) the number of shares of the Issuer’s common stock outstanding as of May 4, 2007, as reported by the Issuer in the Schedule 14A that was filed on May 25, 2007 (70,930,714 shares), and (b) the number of shares issuable upon exercise of the options and warrants beneficially held or deemed beneficially held by the Reporting Person described in this Schedule 13D (1,194,996 shares).
**** Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of common stock the Reporting Person could beneficially own, assuming exercise in full of the 2005 Warrant (as defined in Amendment No. 5 to Schedule 13D and subject to certain future adjustments as set forth in the 2005 Warrant), and options held for the benefit of Perseus Capital, L.L.C. and Perseus 2000 Expansion, L.L.C. by certain former members of the Issuer’s board of directors designated by Perseus Capital, L.L.C. and Perseus 2000 Expansion, L.L.C.

CUSIP No.	073677 10 6	SCHEDULE 13D (Amendment No. 9)

1	NAMES OF REPORTING PERSONS: Perseus 2000 Expansion, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,644,288******

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,644,288******

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,644,288******

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.29%*****

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*****   Represents the percentage obtained by dividing (i) 1,644,288 by (ii) the sum of (a) the number of shares of the Issuer’s common stock outstanding as of May 4, 2007, as reported by the Issuer in the Schedule 14A that was filed on May 25, 2007 (70,930,714 shares), and (b) the number of shares issuable upon exercise of the options and warrants beneficially held or deemed beneficially held by the Reporting Person described in this Schedule 13D (852,082 shares).
****** Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of shares of the Issuer’s common stock the Reporting Person could beneficially own, assuming exercise in full of the 2005 Warrant and options held for the benefit of the Reporting Person by certain former members of the Issuer’s board of directors designated by the Reporting Person and Perseus Capital, L.L.C.

CUSIP No.	073677 10 6	SCHEDULE 13D (Amendment No. 9)
     The original statement on Schedule 13D dated December 30, 2002, as amended by Amendment No. 1 thereto dated November 20, 2003, Amendment No. 2 thereto dated January 20-26, 2004, Amendment No. 3 thereto dated April 22, 2005, Amendment No. 4 thereto dated June 1, 2005, Amendment No. 5 thereto dated August 24, 2005, Amendment No. 6 thereto dated November 23, 2005, Amendment No. 7 thereto dated April 18, 2006 and Amendment No. 8 thereto dated February 9, 2007 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Beacon Power Corporation, a Delaware corporation (“Beacon” or the “Issuer”), is hereby further amended as set forth in this Amendment No. 9 (this “Amendment”).
     This Amendment is being filed jointly by Perseus Capital, L.L.C. (“Perseus Capital”), Perseus 2000 Expansion, L.L.C. (“Perseus 2000 Expansion”) and Frank H. Pearl (“Mr. Pearl,” and collectively with Perseus Capital and Perseus 2000 Expansion, the “Reporting Persons,” and each, a “Reporting Person”) to report: (1) the disposition by Perseus 2000 Expansion of shares of Common Stock of the Issuer and (2) the expiration of the PC Warrant (as defined in Amendment No. 5 to Schedule 13D) held by Perseus Capital. As a result of the foregoing, none of the Reporting Persons continue to be the beneficial owner of more than five percent of the Issuer’s Common Stock.
     Items 4, 5 and 6 of the Schedule 13D are hereby amended as follows:
Item 4. Purpose of Transactions
     Perseus 2000 Expansion sold 119,000 shares of Common Stock of the Issuer at a net average price per share of $1.0454 on June 19, 2007; 5,013 shares of Common Stock of the Issuer at a net average price per share of $1.0300 on June 20, 2007; 300,000 shares of Common Stock of the Issuer at a net average price per share of $1.0714 on June 21, 2007; 230,216 shares of Common Stock of the Issuer at a net average price per share of $1.0812 on June 22, 2007; 71,146 shares of Common Stock of the Issuer at a net average price per share of $1.0802 on June 25, 2007; 27,000 shares of Common Stock of the Issuer at a net average price per share of $1.0525 on June 27, 2007; and 400,000 shares of Common Stock of the Issuer at a net average price per share of $1.1103 on June 28, 2007.
     Also, the PC Warrant that was held by Perseus Capital expired on May 23, 2007. The PC Warrant, which was exercisable for 1,333,333 shares of Common Stock of the Issuer, was never exercised by Perseus Capital.
     Except as described in the Schedule 13D as amended by this Amendment, none of the Reporting Persons has formulated any plans or proposals that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	073677 10 6	SCHEDULE 13D (Amendment No. 9)
Item 5. Interest in Securities of the Issuer
          (a) Perseus Capital may be deemed to beneficially own, in accordance with SEC Rule 13d-3, an aggregate of 342,914 shares of the Issuer’s Common Stock, all of which are held in the form of options. Perseus 2000 Expansion may be deemed to beneficially own, in accordance with SEC rule 13d-3, an aggregate of 1,644,288 shares of the Issuer’s Common Stock, of which 852,082 are held in the form of options and warrants. Mr. Pearl may be deemed to beneficially own, in accordance with SEC Rule 13d-3, an aggregate of 1,987,202 shares of the Issuer’s Common Stock, of which 1,194,996 are held in the form of options and warrants.
          In its Schedule 14A filed with the SEC on May 25, 2007, the Issuer disclosed that there were 70,930,714 shares of Common Stock outstanding on May 4, 2007. Therefore, in accordance with SEC rule 13d-3, the shares of the Issuer’s common stock beneficially owned by Perseus Capital, Perseus 2000 Expansion and Mr. Pearl represent approximately 0.48%, 2.29% and 2.76%, respectively, of the Issuer’s outstanding Common Stock.
          (b) By virtue of the relationships between the Reporting Persons described in Item 2 of the Schedule 13D, Mr. Pearl may be deemed to have the power to direct the voting and disposition of all of the shares of the Issuer’s Common Stock beneficially owned by Perseus Capital and Perseus 2000 Expansion.
          (c) Except as described in Item 4 above, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any party identified in Item 2 of the Schedule 13D, has effected or agreed to effect a transaction in shares of the Issuer’s Common Stock during the past 60 days.
          (d) The members of Perseus Capital and Perseus 2000 Expansion have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s Common Stock held for the account of Perseus Capital and Perseus 2000 Expansion, respectively, in accordance with their membership interests in Perseus Capital and Perseus 2000 Expansion.
          (e) On November 23, 2005, Perseus Capital ceased to be the owner of more than five percent (5.0%) of the Issuer’s Common Stock, as set forth in Amendment No. 6 to the original statement on Schedule 13D.
          On February 9, 2007, Perseus 2000 Expansion ceased to be the owner of more than five percent (5.0%) of the Issuer’s Common Stock, as set forth in Amendment No. 8 to the original statement on Schedule 13D.
          On May 23, 2007, upon expiration of the PC Warrant, Mr. Pearl ceased to be the owner of more than five percent (5.0%) of the Issuer’s Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as described in this Amendment, and as set forth in the Schedule 13D and the Exhibits attached thereto and incorporated therein by reference, to the best knowledge

CUSIP No.	073677 10 6	SCHEDULE 13D (Amendment No. 9)
of each Reporting Person, there exist no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.	073677 10 6	SCHEDULE 13D (Amendment No. 9)
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FRANK H. PEARL
Date: June 29, 2007	By:	/s/ RONA KENNEDY
		Name:	Rona Kennedy
		Title:	Attorney-in-fact

PERSEUS CAPITAL, L.L.C.
Date: June 29, 2007	By:	/s/ KENNETH M. SOCHA
		Name:	Kenneth M. Socha
		Title:	Executive Vice President

PERSEUS 2000 EXPANSION, L.L.C.
Date: June 29, 2007	By:	/s/ KENNETH M. SOCHA
		Name:	Kenneth M. Socha
		Title:	Executive Vice President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)